

December 17, 2012

Via E-mail
Phillip L. Spector
Executive Vice President
Intelsat Global Holdings S.A.
4, rue Albert Borschette
L-1246 Luxembourg

   Re: Intelsat Global Holdings S.A.
   Amendment No. 4 to Registration Statement on Form F-1
   Filed December 11, 2012
   File No. 333-181527

Dear Mr. Spector:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cash Flow Items, page 70

1. We note your disclosure that the "primary driver" of the year-over-year decrease in net cash provided by operating activities for the fiscal year ended December 31, 2011 was significantly lower interest paid in kind as a result of your election to pay more interest in cash in 2011. Please quantify this amount and explain why management chose to pay more interest in cash rather than additional debt.

    You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at

(202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
      Raphael M. Russo